UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of January 2006

(Commission File.  No 0-30718)

SIERRA WIRELESS, INC., A CANADIAN CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐                40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: ☐          No: ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and
Secretary

Date: January 27, 2006

2

NEWS RELEASE TRANSMITTED BY CNW

FOR:   Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

January 26, 2006

Sierra Wireless Reports Fourth Quarter and Fiscal Year 2005 Results

VANCOUVER, BRITISH COLUMBIA — Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting fourth quarter results.

Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles.

“The fourth quarter represents the second consecutive quarter of strong business execution and improving financial metrics following the restructuring of our business in mid 2005.  During the fourth quarter, we had two first-to-market product launches, grew sales by 37% over the third quarter, had stronger gross margins, showed a modest profit and had positive cash flow” said Jason Cohenour, President and Chief Executive Officer. “Our intense focus on our core PC Card and Embedded Module businesses is driving this recovery and is strengthening our competitive position in both areas, which we believe have significant growth opportunities.  While we are pleased with the progress we have made, we also recognize that a lot of hard work and continued strong execution is required before we achieve the goals we have set for ourselves in terms of product line strength, market position and financial results.”

Our revenue for the three months ended December 31, 2005 amounted to $37.6 million, gross margin was $14.5 million, operating expenses were $14.6 million and net earnings were $0.9 million.  Our diluted earnings per share were $0.04 for the fourth quarter of 2005.  Our balance sheet remains strong, with $104.1 million of cash, short-term and long-term investments.

Our fourth quarter results include a favorable adjustment to gross margin of $1.2 million, or 3.2%, resulting from the finalization of an intellectual property royalty agreement, the cost of which had previously been accrued for at higher rates.

Results for the fourth quarter of 2005 relative to company guidance originally provided on October 27, 2005 and as updated on January 4, 2006 are as follows:

Fourth quarter revenue for 2005 of $37.6 million was in line with our updated guidance of approximately $37.0 million and better than our original guidance of approximately $32.0 million.  Gross margin was 38.6%, higher than our guidance of 33%.  Operating expenses were $14.6 million, higher than our guidance of $14.0 million.  Our net earnings of $0.9 million, or diluted earnings per share of $0.04, were better than our original guidance of a net loss of approximately $2.9 million, or loss per share of $0.12.  Our cash flow from operations was positive $3.4 million, consistent with our updated guidance of positive cash flow and better than our original guidance of negative cash flow.

Results for the fourth quarter of 2005, compared to the fourth quarter of 2004 are as follows:

Fourth quarter revenue decreased by 36.1% to $37.6 million in 2005, from $58.8 million for the same period in 2004.  Gross margin was 38.6% compared to 38.8%.  Operating expenses declined 7.6% to $14.6 million in the fourth quarter of 2005, compared to $15.8 million for the same period in 2004.  Net earnings for the fourth quarter of 2005 were $0.9 million, or diluted earnings per share of $0.04, compared to net earnings of $7.3 million, or diluted earnings per share of $0.28, in the fourth quarter of 2004.

Results for the fourth quarter of 2005, compared to the third quarter of 2005 were as follows:

Revenue for the three months ended December 31, 2005 amounted to $37.6 million, an increase of 36.7% compared to $27.5 million in the third quarter of 2005.  Gross margins were 38.6% in the fourth quarter of 2005, compared to 34.9% in the third quarter of 2005.  Operating expenses were $14.6 million in the fourth quarter of 2005, compared to $14.0 million in the third quarter of 2005.  Net earnings were $0.9 million for the fourth quarter of 2005, or earnings per share of $0.04, compared to net loss of $3.1 million, or loss per share of $0.12, for the third quarter of 2005.

Results for fiscal year 2005, excluding the impact of restructuring, other charges and legal provisions of $19.5 million, compared to fiscal year 2004 were as follows:

Revenue for the year ended December 31, 2005 decreased by 49.3% to $107.1 million, compared to $211.2 million in 2004.  Gross margin for 2005 was 35.4%, compared to 39.6% for 2004.  Operating expenses were $58.7 million in 2005, compared to $56.0 million in 2004.  Net loss was $17.0 million in 2005, or $0.67 per diluted share, compared to net earnings of $24.9 million in 2004, or $0.96 per diluted share.

Results for fiscal year 2005, including the impact of restructuring, other charges and legal provisions of $19.5 million, compared to fiscal year 2004 were as follows:

Revenue for the year ended December 31, 2005 decreased by 49.3% to $107.1 million, compared to $211.2 million in 2004.  Gross margin for 2005 was 23.6%, compared to 39.6% for 2004.  Operating expenses were $65.0 million in 2005, compared to $56.0 million in 2004.  Net loss was $36.5 million in 2005, or $1.44 per diluted share, compared to net earnings of $24.9 million in 2004, or $0.96 per diluted share.

Fourth Quarter Highlights Included:

Progress on products using CDMA technology:

•                  We have announced OEM design wins with Lenovo and HP for our MC5720 PCI express Mini Card embedded module (“minicard”) for EVDO networks and commenced commercial shipments of our EVDO minicard to Lenovo in the fourth quarter.  Our MC5720 is the world’s first 3G wireless minicard module for laptop OEMs.  Early in 2006, we announced that Lenovo had selected our MC5720 minicard for two additional business notebook computers.  Early in the first quarter of 2006, HP announced the availability of their first notebook incorporating our MC5720 minicard.  Our MC5720 minicard has been certified for operation on both the Sprint and Verizon EVDO networks.

•                  Our AirCard 580 EVDO PC Card is now available to Telus Mobility customers in conjunction with the launch of its National Wireless High Speed Network, which offers customers in five major urban centers across Canada high-speed wireless access to the Internet, e-mail and other applications.

•                  We have also commenced the development of next generation EVDO (Rev A) PC cards and minicards, which we expect to be commercially available in the second half of 2006.

Progress on products using GSM or UMTS technology:

•                  We have successfully completed the development of the AirCard 860 and AirCard 850, our first UMTS/HSDPA PC cards, and during the fourth quarter of 2005 commenced commercial shipments of these products to Cingular in North America, as well as Manx Telecom and sunrise in Europe, making us the first company in the world to launch a fully functional UMTS/HSDPA PC card.

•                  The MC8755 and MC8765 PCI Express Mini Card modules (minicard) for UMTS/HSDPA networks are available to OEM customers for testing and integration, with commercial shipments expected to begin in the first quarter of 2006. In 2005, we announced that we had secured a design win for our HSDPA minicard with one of the major laptop OEMs that is currently using our MC5720 EVDO minicard.  We have also secured an additional OEM design win for our HSDPA minicard with another major laptop OEM focused principally on the European market.

•                  We have also commenced the development of next generation HSDPA (3.6Mbps/tri-band) PC cards and minicards, which we expect to be commercially available in the second half of 2006.

Corporate Developments:

•                  During the quarter, Jason Cohenour, previously our COO, was named as our President and CEO.  Jason succeeded David Sutcliffe, who has served as the company’s CEO since 1995.  Mr. Sutcliffe, at the request of the Board of Directors, continues to serve the company in a non-management capacity as a member of the Board.

Financial Guidance

The following guidance for the first quarter of 2006 reflects our current business indicators and expectations.  Our guidance for the quarter includes a higher than usual contribution from recently launched and soon-to-be launched products.  There are uncertainties associated with the launch and early ramp of new products that could affect our ability to achieve guidance.  Inherent in this guidance are risk factors that are described in detail in our regulatory filings.  Our actual results could differ materially from those presented below.  All figures are approximations based on management’s current beliefs and assumptions.

Q1 2006
Guidance

Revenue	$40.0 million
Gross margin	33.5%
Operating expenses before stock-based compensation	$13.70 million
Stock-based compensation expense	$1.0 million
Operating expenses after stock-based compensation	$14.70 million
Net loss	$(0.8) million
Loss per share	$(0.03)

Excluding stock option expense, net income is expected to be approximately breakeven to slightly positive

Cash flow from operations	Negative

Forward-Looking Statements

This press release contains forward-looking statements that are not promises or guarantees but are only predictions that relate to future events or our future performance or state other forward-looking information and are subject to substantial risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed, anticipated or implied by the forward-looking statements.  These forward-looking statements relate to, among other things, our revenue, earnings, and other financial guidance for the first quarter of fiscal 2006, plans, objectives and timing for the introduction or enhancement of our services and products, statements concerning strategies, developments, statements about future market conditions, supply conditions, channel and end customer demand conditions, projected or future revenues, gross margins, operating expenses, profits and other statements of expectations, intentions, objectives and plans that are not statements of historical facts.  When used in this press release, the words “may”, “plan”, “expect”, “believe”, “intends”, “anticipates”, “estimates”, “predicts” and similar expressions generally identify forward-looking statements.  Forward-looking statements reflect our current expectations.  The risks and uncertainties that may affect our actual results, performance or achievements are many and include, among others, our ability to develop, manufacture, supply and market new products that we do not produce today and that may not gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, and increased competition.  These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  These factors should be reviewed carefully and you should not place undue reliance on any forward-looking statements.  Unless otherwise required by applicable securities laws, Sierra Wireless disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current period.

About Sierra Wireless

Sierra Wireless is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle.  Sierra Wireless develops and markets AirCard, the industry-leading wireless PC card line for portable computers; embedded modules for OEM wireless applications and the MP line of rugged vehicle-mounted connectivity solutions For more information about Sierra Wireless, please visit www.sierrawireless.com.

“AirCard” and “Voq” are trademarks of Sierra Wireless, Inc.  Other product or service names mentioned herein may be the trademarks of their respective owners.

Conference Call, Webcast and Instant Replay

We will host a conference call to review our results on Thursday, January 26, 2006 at 2:30 PM PST, 5:30 PM EST.  You can participate in the conference call either via telephone or webcast.  To participate in this conference call, please connect approximately five minutes prior to the commencement of the call.

Telephone participation:

Please dial the following number:

1-800-428-5596   Passcode:  Not required

or

1-416-641-6668   Passcode:  Not required

Webcast (to listen)

The Company will also broadcast its conference call over the Internet. To access the web broadcast, click on this URL   www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1353220

This webcast event will be optimized for Microsoft Windows media player version 9. To download go to: www.microsoft.com/windows/windowsmedia/download.

Should you be unable to participate, Instant Replay (audio and webcast) will be available following the conference call.

•                  Audio only dial (available for 7 business days): 1-800-558-5253 or 416-626-4100 Passcode: 21268407

•                  Webcast (available for 90 days): www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1353220     No Passcode is required.

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004

Revenue	$37,560	$58,820	$107,144	$211,205
Cost of goods sold	23,058	35,974	81,848	127,600
Gross margin	14,502	22,846	25,296	83,605

Expenses
Sales and marketing	3,968	5,866	15,551	20,029
Research and development, net	7,841	7,231	30,365	24,527
Administration	1,556	2,041	10,818	8,993
Restructuring and other charges	329	—	5,255	—
Amortization	899	651	2,997	2,438
	14,593	15,789	64,986	55,987
Earnings (loss) from operations	(91)	7,057	(39,690)	27,618

Other income	863	1,251	2,277	1,700
Earnings (loss) before income taxes	772	8,308	(37,413)	29,318
Income tax expense (recovery)	(139)	1,042	(945)	4,398
Net earnings (loss)	911	7,266	(36,468)	24,920
Deficit, beginning of period	(83,768)	(53,655)	(46,389)	(71,309)
Deficit, end of period	$(82,857)	$(46,389)	$(82,857)	$(46,389)

Earnings (loss) per share for the period:
Basic	$0.04	$0.29	$(1.44)	$0.99
Diluted	$0.04	$0.28	$(1.44)	$0.96

Weighted average number of shares (in thousands)
Basic	25,439	25,339	25,385	25,212
Diluted	26,111	25,891	25,385	26,064

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	December 31, 2005	December 31, 2004

Assets
Current assets:
Cash and cash equivalents	$64,611	$131,846
Short-term investments	24,724	—
Accounts receivable, net of allowance for doubtful accounts of $1,561 (2004 - $2,468)	20,540	22,506
Inventories	3,316	11,090
Prepaid expenses	3,974	5,021
	117,165	170,463

Long-term investments	14,762	—
Fixed assets	11,647	10,044
Intangible assets	10,693	14,208
Goodwill	19,227	19,227
Deferred income taxes	—	500
Other assets	486	1,152
	$173,980	$215,594

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$3,971	$4,122
Accrued liabilities	28,644	33,890
Deferred revenue and credits	422	461
Current portion of long-term liabilities	894	758
Current portion of obligations under capital lease	304	664
	34,235	39,895

Long-term liabilities	1,926	1,747
Obligations under capital lease	4	287

Shareholders’ equity:
Share capital	219,398	218,805
Additional paid-in capital	556	440
Warrants	1,538	1,538
Deficit	(82,857)	(46,389)
Accumulated other comprehensive loss	(820)	(729)
	137,815	173,665
	$173,980	$215,594

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004

Cash flows from operating activities:
Net earnings (loss) for the period	$911	$7,266	$(36,468)	$24,920
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities Amortization	2,715	1,937	9,012	6,915
Non-cash restructuring and other charges	(711)	—	12,329	—
Loss (gain) on disposal	1	1	(41)	(66)
Tax benefit related to stock option deduction	116	440	116	440
Changes in operating assets and liabilities Accounts receivable	(499)	7,166	1,967	(1,384)
Inventories	900	(2,475)	219	(9,579)
Prepaid expenses	(493)	(869)	891	(2,798)
Accounts payable	(2,839)	(6,740)	(151)	(1,844)
Accrued liabilities	3,241	(1,020)	(5,149)	12,437
Deferred revenue and credits	75	131	75	62
Net cash provided by (used in) operating activities	3,417	5,837	(17,200)	29,103

Cash flows from investing activities:
Proceeds on disposal	—	2	48	69
Purchase of fixed assets	(1,965)	(1,584)	(8,292)	(7,120)
Increase in intangible assets	(377)	(441)	(2,138)	(2,123)
Decrease (increase) in intangible assets	—	574	—	(1,152)
Purchase of long-term investments	(18)	—	(14,851)	(21,369)
Proceeds on disposal of long-term investments	—	—	—	46,186
Purchase of short-term investments	(18,198)	(51)	(88,320)	(21,305)
Proceeds on maturity of short-term investments	37,731	1,683	63,593	36,247
Net cash provided by (used in) investing activities	17,173	183	(49,960)	29,433

Cash flows from financing activities:
Issue of common shares	430	326	592	4,758
Increase (decrease) in long-term liabilities	375	(439)	(667)	(1,806)
Net cash provided by (used in) financing activities	805	(113)	(75)	2,952

Net increase (decrease) in cash and cash equivalents	21,395	5,907	(67,235)	61,488
Cash and cash equivalents, beginning of period	43,216	125,939	131,846	70,358
Cash and cash equivalents, end of period	$64,611	$131,846	$64,611	$131,846